

Mail Stop 3561

June 19, 2017

Brian Mariotti
Chief Executive Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, WA 98201

> **Re: Funko, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted June 9, 2017**
> **CIK No. 0001704711**

Dear Mr. Mariotti:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note your disclosure on page 29 that your largest licensor, Warner Brothers, accounted for approximately 22% of your net sales in 2016 and 15% of your net sales in the first quarter of 2017. Please describe the material terms of this agreement. Please also file it as an exhibit or explain to us why you are not substantially dependent on this licensing agreement.

Unaudited Pro Forma Consolidated Financial Information, page 85

2. On page 10, we note your disclosure of the securities purchase agreement you entered into on May 4, 2017 to acquire all of the outstanding equity interests of Loungefly, Inc. In that regard, please tell us and disclose the significant terms of this transaction including how you would pay for it and the transaction amount. In addition, please provide pro forma effect of this probable transaction in the Pro Forma financial statements and elsewhere within the filing, as applicable, to the extent that the transaction is material.

3. In this regard, please file the securities purchase agreement as an exhibit or tell us why it is not material to you.

Management's Discussion and Analysis

Recently Adopted Accounting Standards, page 108

4. Refer to the second paragraph. We note your disclosure of the adoption of the new accounting standard effective January 1, 2017 related to inventory measurement. We also note your reference that you have elected to account for forfeitures as they occur. Please explain to us and clarify in your disclosure your meaning of forfeitures as related to inventory and how that works.

Certain Relationships and Related Party Transactions

ACON Acquisition, page 151

5. We note that you have deleted disclosure related to the anticipated 2016 Earnout Payment that was expected to take place in May 2017. Please confirm to us that you no longer expect to make the 2016 Earnout Payment to ACON.

Brian Mariotti
Funko, Inc.
June 19, 2017
Page 3

You may contact Avrohom Friedman at (202) 551-8298 or Andrew Mew, Senior Assistant Chief Accountant, at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Marc D. Jaffe, Esq.
        Latham & Watkins LLP